Exhibit 99.1
Press Release
SURI VENKAT JOINS SIFY AS CHIEF OPERATING OFFICER
Chennai, India, Thursday, August 17, 2006: Sify Limited (Nasdaq National Market: SIFY), a leader in consumer Internet and Enterprise Services in India with global delivery capabilities, announced today the appointment of Suri Venkat as its Chief Operating Officer.
Suri is a graduate of Delhi University with an Honors Degree in Economics, and has a Masters in Human Resource Management from XLRI, Jamshedpur- one of India’s leading business schools, and comes with years of rich experience in change management, business development and human resource systems. After a successful career in large organizations such as ITC Ltd, he has also built an infrastructure company as an entrepreneur.
Mr. Raju Vegesna, CEO and Managing Director, Sify Limited, said, “I am extremely pleased to announce Suri Venkat’s appointment as Sify’s Chief Operating Officer. His mandate will be to focus on people, processes, and synergies between Sify’s multiple businesses to unlock greater value for our customers with an integrated approach. His appointment is of particular significance as Sify is in the services business, and it is vitally important that we have the most progressive practices to develop our human resources to maintain our industry leading quality of service levels. I am sure that, with his excellent track record, he will add new perspectives and play a key role in helping grow the capability and caliber of the Sify team, as well as contribute to growing our businesses in India and overseas”.
Mr. Suri Venkat, newly appointed COO, Sify Limited, said, “I am very excited to join Sify as COO, especially given the size of the opportunity before the company, its capability and its highly talented team of professionals. Sify continues to set the standards for the industry and has extremely well developed and mature processes and systems for service delivery. It will be my job to build on these to grow our businesses in such a manner that we extend our market leadership while growing profitably. Of special focus will be developing Sify’s team further to scale our businesses and make the company a globally significant force. It will also be my job to retain existing talent, and attracting fresh talent into Sify to fuel our growth”.
Suri Venkat brings to his job over 23 years of outstanding achievements, with a track record of consistently accomplishing results in uniquely multi-cultural, diverse and challenging work environments. He has been able to consistently deliver exceptional results with his team-building expertise, sharp performance focus, and a macro-perspective of the global business environment. His previous experience includes business leadership positions overseeing marketing, operations, commercial & regulatory matters, and driving innovations for business competitiveness. Over the years he has specialized in turnaround management involving business structures, human capital, and interventions in operating models to spur productivity and growth.
About Sify Limited:
Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 171 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 154 cities and towns. The company’s network services, data center operations and customer relationship management are accredited ISO 9001:2000.
For more information about Sify, visit www.sifycorp.com.

Forward Looking Statements:
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 20-F for the year ended March 31, 2006 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
For further information please contact:

Mr. David Appasamy	Truc Nguyen

Investor Relations	Investor Relations

Sify Limited	The Global Consulting Group

91-44-2254 0770 Ext. 2013	646-284-9418

Email: david_appasamy@sifycorp.com	Email: tnguyen@hfgcg.com